FY2007 Interim Consolidated Financial Results

(Prepared in accordance with U.S. GAAP)

(Six months ended September 30, 2007)

(Unaudited)

October 26, 2007

Company name	:	Advantest Corporation
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
URL	:	http://www.advantest.co.jp/investors/en-index.shtml
Company representative	:	Toshio Maruyama, Representative Board Director, President and CEO
Contact person	:	Hiroshi Nakamura, Executive Officer, Senior Vice President of the Financial Group (03) 3214-7500
Interim report filing date (as planned)	:	December 14, 2007
Dividend payable date (as planned)	:	December 3, 2007

(Rounded to the nearest million yen)

1.	Consolidated Results of FY2007 Interim (April 1, 2007 through September 30, 2007)

(1)	Consolidated Financial Results
(% changes as compared to the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings of affiliated company		Net income
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2007 interim	114,863	(4.7)	24,647	(23.5)	27,360	(19.4)	16,930	(23.8)
FY2006 interim	120,492	12.5	32,199	42.1	33,951	38.6	22,204	51.9
FY2006	235,012	-	56,792	-	61,090	-	35,556	-

	Net income per share (basic)		Net income per share (diluted)
		Yen		Yen
FY2007 interim	91.52		91.24
FY2006 interim	118.79		118.03
FY2006	190.01		188.85

(Note)  Equity in earnings of affiliated company : loss of (Y) 4 million in FY2007 interim period, none in FY2006 interim period, loss of (Y) 14 million in FY2006.

(2)	Consolidated Financial Position

	Total assets		Net assets		Equity-to-assets ratio		Net assets per share

		Million yen		Million yen		%		Yen
FY2007 interim	350,963		286,394		81.6		1,555.42
FY2006 interim	347,089		278,673		80.3		1,489.45
FY2006	366,374		294,797		80.5		1,570.99

(3)	Consolidated Cash Flows

	Cash flows from operating activities		Cash flows from investing activities		Cash flows from financing activities		Cash and cash equivalents at end of period

		Million yen		Million yen		Million yen		Million yen
FY2007 interim	6,007		(6,354)		(24,968)		170,431
FY2006 interim	12,191		(4,524)		(2,542)		163,635
FY2006	48,951		(8,013)		(3,662)		196,395

(Note) Per share information for the FY2006 interim period is restated to reflect the effects of the two for one stock split of shares of its common stock conducted by Advantest on October 1, 2006

2. Dividends

	Dividend per share
(Record Date)	Interim	Year end	Annual total
	yen	yen	yen
FY2006	17.50	32.50	50.00
FY2007	25.00		50.00
FY2007 (forecast)		25.00

(Note) On October 1, 2006, a two for one stock split was made to shares of the common stock. The interim dividend per share for FY2006 is calculated based on the number of issued and outstanding shares after such stock split.

3. Projected Results for FY2007 (April 1, 2007 through March 31, 2008)

(% changes as compared to the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings of affiliated company		Net income		Net income per share (basic)

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)		Yen
FY2007	230,000	(2.1)	47,000	(17.2)	51,000	(16.5)	33,000	(7.2)	178.40

4. Others

(1)	Material changes in Subsidiaries during this fiscal period (Changes in specified subsidiaries resulting in changes in scope of consolidation): None

(2)	Changes in Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements
1)	Changes based on revisions of accounting standard : Yes
2)	Changes other than 1) above : None

(Note) Please see “(5) Notes to the Interim Consolidated Financial Statements (Note 2) Significant Accounting

Policies” on page 17 for details.

(3)	Number of issued and outstanding shares (Common Stock)
1)	Number of issued and outstanding shares at the end of each fiscal period (including treasury shares):

FY 2007 interim 199,566,770 shares, FY 2006 interim 199,566,770 shares, FY 2006 199,566,770 shares.

2)	Number of treasury shares at the end of each fiscal period: FY 2007 interim 15,440,097 shares, FY 2006 interim 12,468,808 shares, FY 2006 11,916,485 shares.
(Note) 1.	For the number of shares used to calculate net income per share, please see “(Note 4) Per Share Information” on page 20.
2.

On October 1, 2006, a two for one stock split was made to shares of the common stock. Per share information for FY2006 interim is calculated based on the number of issued and outstanding shares after such stock split.

(Reference) Selected Non-Consolidated Financial Data (Prepared in accordance with Japan GAAP)

(Rounded to the nearest million yen in FY2007 interim, truncated after the million yen in FY2006 interim and FY2006)

1.	Non-Consolidated Results of FY2007 Interim (April 1, 2007 through September 30, 2007)
(1)	Non-Consolidated Financial Results

(% changes as compared to the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes		Net income

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2007 interim	93,074	(6.5)	14,381	(33.0)	47,618	96.0	37,499	124.4
FY2006 interim	99,562	(1.9)	21,465	1.4	24,293	(1.2)	16,707	1.1
FY2006	197,753	-	41,503	-	43,638	-	29,436	-

	Net income per share (basic)

		Yen
FY2007 interim	202.72
FY2006 interim	178.78
FY2006	157.31

(Note) On October 1, 2006, a two for one stock split was made to shares of the common stock. Basic net income per share for FY 2006 interim was calculated based on the number of issued and outstanding shares before such stock split. Retrospectively applying the effect of the stock split as at the beginning of the fiscal year, basic net income per share would be (Y) 89.39.

(2)	Non-consolidated Financial Position

	Total assets		Net assets		Equity-to-assets ratio		Net assets per share
		Million yen		Million yen		%		Yen
FY2007 interim	292,830		236,962		80.0		1,272.93
FY2006 interim	266,206		211,459		79.2		2,253.49
FY2006	289,697		224,805		76.8		1,185.55

(Reference) Total equity : FY 2007 interim (Y) 234,380 million, FY 2006 interim (Y) 210,811 million, FY 2006 (Y) 222,468 million

(Note) On October 1, 2006, a two for one stock split was made to shares of the common stock. Net assets per share for FY2006 interim was calculated based on the number of issued and outstanding shares before such stock split. Retrospectively applying the effect of the stock split as at the beginning of the fiscal year, net assets per share would be (Y)1,126.74.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions

1.	In this document, Advantest has revised its full-term earnings forecast which it announced on July 25, 2007.
2.

This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information – Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. For the assumptions on which earnings projections are made and other related matters, please see “(1) Analysis of Business Results” in “1. Business Results” on page 4.

Advantest Corporation (FY2007 interim)

1. Business Results

(1) Analysis of Business Results

1) Consolidated Financial Results of FY2007 Interim (April 1, 2007 through September 30, 2007)

	FY2006 interim (in billion yen)	FY2007 interim (in billion yen)	% increase (decrease)
Orders input received	115.2	95.2	(17.4)
Net sales	120.5	114.9	(4.7)
Operating income	32.2	24.6	(23.5)
Net income	22.2	16.9	(23.8)

During this interim fiscal period, Advantest’s operating environment remained unfavorable, due to persistent economic uncertainty resulting from, among others, the instability of the financial market and the concerns over a slowdown of the U.S. economy, triggered by the issue regarding mortgages targeted to borrowers with low credit ratings (“Sub-prime Loans”), as well as by soaring crude oil and raw material prices. Results are varied in the semiconductor related markets, depending on the conditions of the main business of each of the semiconductor manufacturers. Capital expenditure by flash memory semiconductor manufacturers was positive, supported by active demand. However, in the DRAM semiconductor and MPU markets, capital expenditure was restrained as a result of a decline in prices due to excess supply and increased competition. In this environment, as a result of partial postponement of capital expenditure and the tendency for Advantest’s major clients to exercise restraint, orders received decreased by 17.4% from the previous interim fiscal period to (Y) 95.2 billion. Furthermore, interim results forecasted for net sales were not achieved, with net sales decreasing by 4.7% from the previous interim fiscal period to (Y) 114.9 billion.

On the other hand, in order to ensure profitability, Advantest continued to invest in the research and development of new products which will be a source of future profits, and continued to make efforts to implement the just-in-time-production-system, improve quality, productivity and yield and reduce costs in the production process. However, due mainly to net sales falling below that of the same period in the previous year, operating income decreased by 23.5% to (Y) 24.6 billion and net income for the interim fiscal period decreased by 23.8% to (Y) 16.9 billion, as compared to the same period in the previous year.

Conditions of Business by Segment are described below.

<Semiconductor and Component Test System Segment>

	FY2006 interim (in billion yen)	FY2007 interim (in billion yen)	% increase (decrease)
Orders input received	82.0	69.0	(15.8)
Sales	86.0	85.3	(0.8)
Operating income	26.5	23.1	(12.8)

Advantest Corporation (FY2007 interim)

In the memory semiconductor test system market of this segment, the environment was unfavorable due to, among others, the decrease in the price of DRAM semiconductors used in personal computers continuing from the beginning of this year, as well as the prolonged stagnation in demand for personal computers with a new operating system, contrary to expectations for high demand at the beginning of this fiscal year. These factors have resulted in some DRAM semiconductor manufacturers postponing their capital expenditures. Despite the trend for some DRAM semiconductor manufacturers to shift their capital expenditures to the field of flash memory semiconductors, because the amount of such expenditure fell short of what was expected to be spent on DRAM semiconductors, orders received of the test systems for memory semiconductors decreased significantly. However, sales remained favorable as a result of sales made in response to the backlog of orders from the previous period.

On the other hand, in the non memory semiconductor test system market, although capital expenditure for liquid crystal panel manufacturers, which had been weak since last summer showed temporary signs of recovery in the first half of the interim fiscal period, such recovery did not persist, and demand for the test systems for LCD driver ICs remained weak. Similarly, although demand for products such as mobile devices and digital cameras remained strong, demand for test systems for SoC semiconductors, which are used in high performance-large LCD televisions and high-tech game devices, suffered as a result of slow-growing demand for such products since the summer. Accordingly, orders received and sales of the test systems for non memory semiconductors remained weak.

As a result of the above, orders received was (Y) 69.0 billion (15.8% decrease in comparison to the previous interim fiscal period), sales was (Y) 85.3 billion (0.8% decrease) and operating income was (Y) 23.1billion (12.8% decrease).

<Mechatronics System Segment>

	FY2006 interim (in billion yen)	FY2007 interim (in billion yen)	% increase (decrease)
Orders input received	25.5	18.1	(29.0)
Sales	26.7	21.4	(19.8)
Operating income	7.6	3.4	(54.5)

This segment tends to be affected by demand for test systems for memory and non memory semiconductors in the semiconductor and component test system segment, and because the shipment of test systems for memory semiconductors, in particular the post process test systems, was stagnant, orders received and sales of handlers and device interface products were weak.

As a result of the above, orders received was (Y) 18.1billion (29.0% decrease in comparison to the previous interim fiscal period), sales was (Y) 21.4 billion (19.8% decrease) and operating income was (Y) 3.4 billion (54.5% decrease).

<Services, Support and Others Segment>

	FY2006 interim (in billion yen)	FY2007 interim (in billion yen)	% increase (decrease)
Orders input received	9.4	10.1	7.1
Sales	9.7	10.2	5.2
Operating income	1.4	1.6	14.1

Advantest Corporation (FY2007 interim)

Orders received was (Y) 10.1billion (7.1% increase in comparison to the previous interim fiscal period), sales was (Y) 10.2 billion (5.2% increase) and operating income was (Y) 1.6 billion (14.1% increase).

2) Prospects for the Fiscal Year

With respect to its future operating environment, although Advantest expects an increase in demand for digital consumer products leading up to the Beijing Olympics, as well as due to corporations replacing personal computers with those equipped with a new operating system, because of the excessive supply of semiconductors and price decline risk resulting from the deterioration of the supply and demand balance in the semiconductors market, it is expected that semiconductor manufacturers will continue to exercise prudence in increasing their capital expenditures.

In order to respond to these conditions, Advantest plans to continue its efforts to increase orders received and expand sales through the timely introduction of new products that meet customers’ demands. To further strengthen its cost competitiveness, Advantest will make continued efforts to improve profitability by reviewing its operational process company wide and promote not only reduction of production cost but also the increased productivity of various activities.

With respect to its business outlook for the fiscal year, because Advantest predicts that business conditions will continue to be severe in the second half of the fiscal year as it was for this interim period with sales remaining at the same level, Advantest revised its forecast as follows:

(Consolidated)	(in million yen)

	Net sales	Operating income	Income before	Net income
			income taxes and equity in earnings of affiliated company

Previous forecast (A) (as of July 25, 2007)	255,000	60,000	65,000	42,000
Revised forecast (B)	230,000	47,000	51,000	33,000
Difference (B-A)	(25,000)	(13,000)	(14,000)	(9,000)
% increase (decrease)	(9.8)	(21.7)	(21.5)	(21.4)

(2) Financial Condition

1) Assets, Liabilities and Net Assets

Total assets at the end of FY2007 interim period was (Y) 351.0 billion, a decrease of (Y) 15.4 billion compared to the previous fiscal year, due primarily to a decrease of (Y) 26.0 billion in cash and cash equivalents, an increase of (Y) 4.3 billion in trade receivables and of (Y) 4.0 billion in deferred tax assets compared to the previous fiscal year. The amount of total liabilities was (Y) 64.6 billion, a decrease of (Y) 7.0 billion compared to the previous fiscal year. Shareholders’ equity was (Y) 286.4 billion. Equity to assets ratio was 81.6%, an increase of 1.1 point.

Advantest Corporation (FY2007 interim)

(2) Cash Flow Condition

Cash and cash equivalents held at September 30, 2007 were (Y) 170.4 billion, a decrease of (Y) 26.0 billion from March 31, 2007.

Significant cash flows during this interim fiscal period and their causes are described below.

Net cash provided by operating activities was (Y) 6.0 billion. This amount was primarily attributable to a net income of (Y) 16.9 billion, a decrease of (Y) 6.3 billion in trade accounts payable and an increase of (Y) 4.3 billion in trade receivables.

Net cash used in investing activities was (Y) 6.4 billion. This amount was primarily attributable to capital expenditures of (Y) 5.8 billion.

Net cash used in financing activities was (Y) 25.0 billion. This amount was primarily attributable to the repurchase of treasury stock in the amount of (Y) 19.1 billion and dividend payments in the amount of (Y) 6.1 billion.

(3) Basic Policy on Distribution of Profits and Distribution for the FY2007 interim period

Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, Advantest deems the consistent distribution of profits to be the most important management priority. Accordingly, Advantest engages in active distribution of profits based on its consolidated business performance.

With respect to the distribution of surplus, Advantest makes payout decisions after taking into consideration its consolidated business performance, financial conditions, as well as the need for strategic investment for mid- to long-term business development. While aiming to make consistent distributions, because of the constant fluctuation of the market in which it operates, Advantest makes dividend payouts following a target payout ratio of 20% or more.

Retained earnings will be devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen the Company’s management base and enhance its corporate value.

Advantest will repurchase its treasury stock in order to maintain flexible capital strategies which will allow Advantest to respond quickly to changes in the operating environment and enhance its corporate value, by taking into account factors such as stock price trend, capital efficiency and cash flow.

Advantest Corporation (FY2007 interim)

For this interim period, Advantest decided, pursuant to the above profit distribution policy, to distribute an interim dividend of (Y) 25.00 per share as planned and plans to distribute a total annual dividend of (Y) 50.00 per share as forecasted.

At the meeting of its Board of Directors held on April 25, 2007, the Company resolved to repurchase its own shares. Pursuant to the resolution, the Company repurchased 3.6 million shares at an aggregate purchase price of (Y) 19.1 billion in May 2007.

2. Corporate Structure

There are no material changes from the information in “Business structure (Description of business)” and “Organizational Structure” of the most recent Annual Securities Report filed with the Director of the Kanto Local Finance Bureau on June 28, 2007.

3. Management Policy

(1) Advantest’s Basic Management Policy

Advantest’s management philosophy is to support leading-edge technology at its forefront. Its basic management policy consists of the following elements: enhancing corporate value, improving shareholder and customer satisfaction and achieving excellence.

(2) Target Financial Index

Advantest applies the “AVA” (Advantest Value Added), a financial index incorporating the concept of EVA®(Economic Value Added) *, as a significant performance indicator, along with profit margin, ROE and cash flows, to measure its business performance. Specifically, Advantest will continue to set the minimum return-on-investment ratio (“hurdle rate”) for evaluating AVA at 8% and a mid-term target at 12% or more with an aim to further enhance corporate value and shareholder value.

*”EVA®” is a registered trademark of Stern Stewart & Co.

(3) Mid-and-long-term Business Strategy and Issues to be addressed

While maintaining “Measurements” as our core competence, Advantest intends to enhance its corporate value by establishing an operation and finance structure that timely responds to changes in the global market, and by aiming to increase market share by introducing, in a timely manner, products that will inspire the market demands of the next generation. To achieve these objectives, Advantest has been strengthening its product development operations and improving production efficiency by selectively focusing on certain businesses, while strengthening its overseas operations and support system in the U.S., Europe and Asia.

Furthermore, Advantest seeks to increase the level of customer satisfaction by maximizing the functions of its test systems and by providing customers with a solution to improve business efficiency in all aspects of business.

In October 2005, Advantest launched a company-wide initiative called “Activate 21” to promote reforms that emphasize cost and efficiency from a global perspective, which will continue until the end of FY2008.

Advantest Corporation (FY2007 Interim)

4. Interim Consolidated Financial Statements and Other Information

(1) Interim Consolidated Balance Sheets
	FY2006 (As of March 31, 2007)		FY2007 interim (As of September 30, 2007)		As compared to the previous fiscal year	FY2006 interim (As of September 30, 2006)
	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage (%)	Increase (decrease) (in million yen)	Amount (in million yen)	Percentage (%)
(Assets)
Cash and cash equivalents	196,395		170,431		(25,964)	163,635
Trade receivables, net	54,264		58,535		4,271	67,336
Inventories	31,976		34,260		2,284	27,040
Deferred tax assets	9,215		12,857		3,642	12,471
Other current assets	2,958		2,987		29	2,626
Total current assets	294,808	80.5	279,070	79.5	(15,738)	273,108	78.7
Investment securities	11,370	3.1	10,320	2.9	(1,050)	11,423	3.3
Property, plant and equipment, net	49,650	13.6	50,532	14.4	882	50,002	14.4
Deferred tax assets	2,690	0.7	3,048	0.9	358	7,783	2.2
Intangible assets, net	3,101	0.8	3,298	0.9	197	2,973	0.9
Other assets	4,755	1.3	4,695	1.4	(60)	1,800	0.5
Total assets	366,374	100.0	350,963	100.0	(15,411)	347,089	100.0

Advantest Corporation (FY2007 Interim)

	FY2006 (As of March 31, 2007)		FY2007 interim (As of September 30, 2007)		As compared to the previous fiscal year	FY2006 interim (As of September 30, 2006)
	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage (%)	Increase (decrease) (in million yen)	Amount (in million yen)	Percentage (%)
(Liabilities)
Current portion of long-term debt	10		5		(5)	10
Trade accounts payable	29,095		22,890		(6,205)	22,915
Income taxes payable	9,370		10,106		736	10,831
Accrued expenses	13,637		12,624		(1,013)	11,780
Accrued warranty expenses	4,135		4,032		(103)	4,373
Other current liabilities	4,405		5,113		708	3,532
Total current liabilities	60,652	16.6	54,770	15.6	(5,882)	53,441	15.4
Long-term debt, excluding current portion	–	–	–	–	–	5	0.0
Accrued pension and severance cost	8,267	2.2	7,709	2.2	(558)	11,420	3.3
Other liabilities	2,658	0.7	2,090	0.6	(568)	3,550	1.0
Total liabilities	71,577	19.5	64,569	18.4	(7,008)	68,416	19.7

(Stockholders’ equity)
Common stock	32,363	8.8	32,363	9.2	–	32,363	9.3
Capital surplus	39,256	10.7	39,499	11.3	243	37,702	10.9
Retained earnings	273,082	74.6	283,843	80.8	10,761	262,875	75.7
Accumulated other comprehensive income (loss)	3,652	1.0	3,000	0.9	(652)	1,757	0.5
Treasury stock	(53,556)	(14.6)	(72,311)	(20.6)	(18,755)	(56,024)	(16.1)
Total stockholders’ equity	294,797	80.5	286,394	81.6	(8,403)	278,673	80.3
Total liabilities and stockholders’ equity	366,374	100.0	350,963	100.0	(15,411)	347,089	100.0

Advantest Corporation (FY2007 Interim)

(2) Interim Consolidated Statements of Income
	FY2006 interim (April 1, 2006 through September 30, 2006)			FY2007 interim (April 1, 2007 through September 30, 2007)			As compared to the corresponding period of the previous fiscal year	FY2006 (April 1, 2006 through March 31, 2007)
	Amount (in million yen)		Percentage (%)	Amount (in million yen)		Percentage (%)	Increase (decrease) (in million yen)	Amount (in million yen)		Percentage (%)
Net sales		120,492	100.0		114,863	100.0	(5,629)		235,012	100.0
Cost of sales		55,493	46.1		52,839	46.0	(2,654)		108,718	46.3
Gross profit		64,999	53.9		62,024	54.0	(2,975)		126,294	53.7
Research and development expenses		14,121	11.7		16,361	14.2	2,240		29,509	12.6
Selling, general and administrative expenses		18,679	15.5		21,016	18.3	2,337		39,993	16.9
Operating income		32,199	26.7		24,647	21.5	(7,552)		56,792	24.2
Other income (expense):
Interest and dividends income	1,384			2,170				3,026
Interest expense	(8)			(6)				(16)
Other	376	1,752	1.5	549	2,713	2.3	961	1,288	4,298	1.8
Income before income taxes and equity in earnings of affiliated company		33,951	28.2		27,360	23.8	(6,591)		61,090	26.0
Income taxes		11,747	9.8		10,426	9.1	(1,321)		25,520	10.9
Equity in earnings (losses) of affiliated company		–	–		(4)	(0.0)	(4)		(14)	(0.0)
Net income		22,204	18.4		16,930	14.7	(5,274)		35,556	15.1

	FY2006 interim (April 1, 2006 through September 30, 2006)			FY2007 interim (April 1, 2007 through September 30, 2007)			As compared to the corresponding period of the previous fiscal year	FY2006 (April 1, 2006 through March 31, 2007)
	Amount (in yen)			Amount (in yen)			Increase (decrease) (in yen)	Amount (in yen)
Net income per share
Basic		118.79			91.52		(27.27)		190.01
Diluted		118.03			91.24		(26.79)		188.85

Advantest Corporation (FY2007 Interim)

(3) Interim Consolidated Statements of Stockholders’ Equity
FY2006 interim (April 1, 2006 through September 30, 2006)					(In million yen)
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balance at March 31, 2006	32,363	37,147	245,090	1,344	(58,017)	257,927
Comprehensive income
Net income			22,204			22,204
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments				813		813
Net unrealized gains (losses) on securities				(400)		(400)
Total comprehensive income						22,617
Cash dividends			(4,200)			(4,200)
Stock option compensation expense		648				648
Exercise of stock option		(93)			2,004	1,911
Repurchase of treasury stock					(18)	(18)
Sale of treasury stock			(219)		7	(212)
Balance at September 30, 2006	32,363	37,702	262,875	1,757	(56,024)	278,673

FY2007 interim (April 1, 2007 through September 30, 2007)					(In million yen)
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balance at March 31, 2007	32,363	39,256	273,082	3,652	(53,556)	294,797
Comprehensive income
Net income			16,930			16,930
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments				(21)		(21)
Net unrealized gains (losses) on securities				(619)		(619)
Pension liability adjustments				(12)		(12)
Total comprehensive income						16,278
Cash dividends			(6,099)			(6,099)
Stock option compensation expense		289				289
Exercise of stock option		(46)			365	319
Repurchase of treasury stock					(19,121)	(19,121)
Sale of treasury stock			(70)		1	(69)
Balance at September 30, 2007	32,363	39,499	283,843	3,000	(72,311)	286,394

Advantest Corporation (FY2007 Interim)

FY2006 (April 1, 2006 through March 31, 2007)					(In million yen)
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balance at March 31, 2006	32,363	37,147	245,090	1,344	(58,017)	257,927
Comprehensive income
Net income			35,556			35,556
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments				1,123		1,123
Net unrealized gains (losses) on securities				(362)		(362)
Total comprehensive income						36,317
Adjustment to initially apply SFAS 158, net of tax				1,547		1,547
Cash dividends			(7,474)			(7,474)
Stock option compensation expense		2,566				2,566
Exercise of stock option		(457)			4,520	4,063
Repurchase of treasury stock					(68)	(68)
Sale of treasury stock			(90)		9	(81)
Balance at March 31, 2007	32,363	39,256	273,082	3,652	(53,556)	294,797

Advantest Corporation (FY2007 Interim)

(4) Interim Consolidated Statements of Cash Flows				(In million yen)
	FY2006 interim (April 1, 2006 through	FY2007 interim (April 1, 2007 through	As compared to the corresponding period of the	FY2006 (April 1, 2006 through
	September 30, 2006)	September 30, 2007)	previous fiscal year	March 31, 2007)
	Amount	Amount	Increase (decrease)	Amount
I Cash flows from operating activities:
Net income	22,204	16,930	(5,274)	35,556
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,810	3,884	74	8,214
Deferred income taxes	915	(3,610)	(4,525)	7,381
Stock option compensation expense	648	289	(359)	2,566
Changes in assets and liabilities:
Trade receivables	2,180	(4,321)	(6,501)	15,563
Inventories	2,835	(2,249)	(5,084)	(2,054)
Trade accounts payable	(9,390)	(6,258)	3,132	(3,318)
Income taxes payable	(9,156)	731	9,887	(10,586)
Accrued expenses	(1,013)	(1,003)	10	815
Accrued warranty expenses	(403)	(103)	300	(641)
Accrued pension and severance cost	(873)	(575)	298	(1,437)
Other	434	2,292	1,858	(3,108)
Net cash provided by operating activities	12,191	6,007	(6,184)	48,951
II Cash flows from investing activities:
Proceeds from sale of non-marketable securities	–	41	41	20
Purchases of non-marketable securities	–	(117)	(117)	–
Proceeds from sale of property, plant and equipment	63	213	150	541
Purchases of intangible assets	(449)	(517)	(68)	(897)
Purchases of property, plant and equipment	(4,105)	(5,792)	(1,687)	(7,511)
Other	(33)	(182)	(149)	(166)
Net cash used in investing activities	(4,524)	(6,354)	(1,830)	(8,013)

Advantest Corporation (FY2007 Interim)

					(In million yen)
		FY2006 interim (April 1, 2006 through	FY2007 interim (April 1, 2007 through	As compared to the corresponding period of the	FY2006 (April 1, 2006 through
		September 30, 2006)	September 30, 2007)	previous fiscal year	March 31, 2007)
		Amount	Amount	Increase (decrease)	Amount
III	Cash flows from financing activities:
	Principal payments on long-term debt	(25)	(5)	20	(30)
	Proceeds from sale of treasury stock	1,698	249	(1,449)	3,913
	Payments to acquire treasury stock	(18)	(19,121)	(19,103)	(68)
	Dividends paid	(4,193)	(6,087)	(1,894)	(7,468)
	Other	(4)	(4)	0	(9)
	Net cash used in financing activities	(2,542)	(24,968)	(22,426)	(3,662)
IV	Net effect of exchange rate changes on cash and cash equivalents	585	(649)	(1,234)	1,194
V	Net change in cash and cash equivalents	5,710	(25,964)	(31,674)	38,470
VI	Cash and cash equivalents at beginning of period	157,925	196,395	38,470	157,925
VII	Cash and cash equivalents at end of period	163,635	170,431	6,796	196,395

Advantest Corporation (FY2007 interim)

(5) Notes to the Interim Consolidated Financial Statements

(Note 1) Accounting Principles, Procedures and the Presentation of the Interim Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Interim Consolidated Financial Statements

Advantest prepares these interim consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and method of preparation required in the United States of America in connection with its issuance of American Depository Shares as established under Accounting Research Bulletins (“ARB”), Accounting Principles Board (“APB”) statements, Statements of Financial Accounting Standards (“SFAS”) and other relevant sources (collectively “U.S. GAAP”). However, Advantest Corporation and its consolidated subsidiaries prepare their unconsolidated financial statements in accordance with accounting principles generally accepted in the country of their domicile. Certain adjustments and reclassifications have been incorporated in the accompanying non-consolidated financial statements to present them in conformity with accounting principles generally accepted in the United States of America.

(b) Preparation of the Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

Advantest Corporation became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since FY2001. Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c) Scope of Consolidation and Application of the Equity Method

Advantest’s interim consolidated financial statements include financial statements of Advantest Corporation and its majority-owned subsidiaries. With respect to variable interest entities as provided in the U.S. Financial Accounting Standards Board’s Interpretation No. 46 (Revised December 2003) –“Consolidation of Variable Interest Entities”, Advantest does not have any such entity to be included in its consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

The following table sets forth the number of consolidated subsidiaries and equity method affiliates of Advantest:

	FY 2007 interim (As of September 30, 2007)	FY 2006 (As of March 31, 2007)	Increase (decrease)
Domestic	24	23	1
Overseas	17	17	0
Consolidated subsidiaries	41	40	1
Equity method affiliates	1	1	0
Total	42	41	1

Changes in the scope of consolidation:

Newly included (1): Advantest Component, Inc.*

       * Advantest Component, Inc. was established on June 1, 2007 as a subsidiary to be engaged in the development and production of semiconductor test system key devices and electronic components.

Advantest Corporation (FY2007 interim)

(Note 2)	Significant Accounting Policies

(Accounting Changes)

(a)	Property, Plant and Equipment

Depreciation has been calculated principally by the declining-balance method, except for certain assets which are depreciated by the straight-line method over the estimated useful lives of the assets. On April 1, 2007, Advantest and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipments as well as furniture and fixtures from the fixed-percentage-on-declining base application to the 250% declining balance application. Estimated salvage values have also been reduced in conjunction with this change.

Advantest and its domestic subsidiaries believe that the 250% declining balance application is preferable because it provides a better matching of allocation of cost of machinery and equipments as well as furniture and fixtures with associated revenue in light of product life cycles. In accordance with Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections – a replacement of APB Opinion No.20 and FASB Statement No. 3, “ this change in depreciation methods represents a change in accounting estimate effected by a change in accounting principle. Accordingly, the effects of the change are accounted for prospectively beginning with the period of change. The change in depreciation methods caused a decrease in income before income taxes and equity in earnings of affiliated company and net income by (Y) 359 million and (Y) 214 million, respectively for the six months ended September 30, 2007.

(b)	Accrued Pension and Severance cost

On March 31, 2007, Advantest adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 requires Advantest to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss). The adjustment to other accumulated comprehensive income (loss) at adoption represents the unrecognized actuarial loss and unrecognized prior service cost, which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provisions of SFAS 87.

There are no other changes pertaining to accounting policies other than as mentioned above from the interim report which was submitted on December 15, 2006.

Advantest Corporation (FY2007 interim)

(Note 3) Segment Information

1.  Business Segment Information

		FY 2006 interim		FY 2007 interim		As compared to the	FY 2006
		(April 1, 2006 through September 30, 2006)		(April 1, 2007 through September 30, 2007)		corresponding period of the previous fiscal year	(April 1, 2006 through March 31, 2007)
		Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage (%)	Increase (decrease) (in million yen)	Amount (in million yen)	Percentage (%)
Semi-conductor and Component Test System	Net sales to unaffiliated customers	84,305	98.1	83,561	98.0	(744)	164,899	98.3
	Intersegment sales	1,669	1.9	1,703	2.0	34	2,916	1.7
	Sales	85,974	100.0	85,264	100.0	(710)	167,815	100.0
	Operating expenses	59,438	69.1	62,123	72.9	2,685	119,207	71.0
	Operating income before stock option compensation expenses	26,536	30.9	23,141	27.1	(3,395)	48,608	29.0

Mechatronics System	Net sales to unaffiliated customers	26,527	99.5	21,144	99.0	(5,383)	51,801	99.6
	Intersegment sales	128	0.5	223	1.0	95	224	0.4
	Sales	26,655	100.0	21,367	100.0	(5,288)	52,025	100.0
	Operating expenses	19,101	71.7	17,933	83.9	(1,168)	38,378	73.8
	Operating income before stock option compensation expenses	7,554	28.3	3,434	16.1	(4,120)	13,647	26.2

Services, Support and Others	Net sales to unaffiliated customers	9,660	100.0	10,158	100.0	498	18,312	100.0
	Intersegment sales	-	-	-	-	-	-	-
	Sales	9,660	100.0	10,158	100.0	498	18,312	100.0
	Operating expenses	8,249	85.4	8,548	84.2	299	15,442	84.3
	Operating income before stock option compensation expenses	1,411	14.6	1,610	15.8	199	2,870	15.7

Elimination and Corporate	Net sales to unaffiliated customers	-	-	-	-	-	-	-
	Intersegment sales	(1,797)	100.0	(1,926)	100.0	(129)	(3,140)	100.0
	Sales	(1,797)	100.0	(1,926)	100.0	(129)	(3,140)	100.0
	Operating expenses	857	-	1,323	-	466	2,627	-
	Operating income (loss) before stock option compensation expenses	(2,654)	-	(3,249)	-	(595)	(5,767)	-

Consolidated	Net sales to unaffiliated customers	120,492	100.0	114,863	100.0	(5,629)	235,012	100.0
	Intersegment sales	-	-	-	-	-	-	-
	Net sales	120,492	100.0	114,863	100.0	(5,629)	235,012	100.0
	Operating expenses	87,645	72.7	89,927	78.3	2,282	175,654	74.7
	Operating income before stock option compensation expenses	32,847	27.3	24,936	21.7	(7,911)	59,358	25.3
	Adjustment: Stock option compensation expense	648	0.6	289	0.2	(359)	2,566	1.1
	Operating income	32,199	26.7	24,647	21.5	(7,552)	56,792	24.2

(Notes)	1.

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

	2.	Advantest uses the operating income (loss) before stock option compensation expenses and net gain on settlement of substitutional portions of EPF for management’s analysis of business segment results.

2.  Geographic Segment Information

	FY 2006 interim		FY 2007 interim		As compared to the	FY 2006
	(April 1, 2006 through September 30, 2006)		(April 1, 2007 through September 30, 2007)		corresponding period of the previous fiscal year	(April 1, 2006 through March 31, 2007)
Net sales to unaffiliated customers	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage (%)	Increase (decrease) (in million yen)	Amount (in million yen)	Percentage (%)
Americas	6,136	5.1	4,974	4.3	(1,162)	10,158	4.3
Europe	4,876	4.0	4,946	4.3	70	11,238	4.8
Asia	61,274	50.9	66,244	57.7	4,970	140,782	59.9
Total Overseas	72,286	60.0	76,164	66.3	3,878	162,178	69.0
Japan	48,206	40.0	38,699	33.7	(9,507)	72,834	31.0
Consolidated	120,492	100.0	114,863	100.0	(5,629)	235,012	100.0

Advantest Corporation (FY2007 interim)

3.  Segment Information by Geographic Area

		FY 2006 interim		FY 2007 interim		As compared to the	FY 2006
		(April 1, 2006 through September 30, 2006)		(April 1, 2007 through September 30, 2007)		corresponding period of the previous fiscal year	(April 1, 2006 through March 31, 2007)
		Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage (%)	Increase (decrease) (in million yen)	Amount (in million yen)	Percentage (%)
Japan	Net sales to unaffiliated customers	69,791	-	64,638	-	(5,153)	132,035	-
	Intersegment sales	36,606	-	37,664	-	1,058	80,289	-
	Sales	106,397	100.0	102,302	100.0	(4,095)	212,324	100.0
	Operating expenses	79,960	75.2	81,836	80.0	1,876	159,782	75.3
	Operating income	26,437	24.8	20,466	20.0	(5,971)	52,542	24.7

Americas	Net sales to unaffiliated customers	12,483	-	4,276	-	(8,207)	16,266	-
	Intersegment sales	2,395	-	2,396	-	1	4,660	-
	Sales	14,878	100.0	6,672	100.0	(8,206)	20,926	100.0
	Operating expenses	12,946	87.0	6,446	96.6	(6,500)	19,049	91.0
	Operating income	1,932	13.0	226	3.4	(1,706)	1,877	9.0

Europe	Net sales to unaffiliated customers	6,547	-	9,810	-	3,263	17,841	-
	Intersegment sales	641	-	684	-	43	1,271	-
	Sales	7,188	100.0	10,494	100.0	3,306	19,112	100.0
	Operating expenses	6,419	89.3	9,888	94.2	3,469	17,426	91.2
	Operating income	769	10.7	606	5.8	(163)	1,686	8.8

Asia	Net sales to unaffiliated customers	31,671	-	36,139	-	4,468	68,870	-
	Intersegment sales	3,466	-	3,277	-	(189)	6,852	-
	Sales	35,137	100.0	39,416	100.0	4,279	75,722	100.0
	Operating expenses	29,559	84.1	32,684	82.9	3,125	67,073	88.6
	Operating income	5,578	15.9	6,732	17.1	1,154	8,649	11.4

Elimination and Corporate	Net sales to unaffiliated customers	-	-	-	-	-	-	-
	Intersegment sales	(43,108)	-	(44,021)	-	(913)	(93,072)	-
	Sales	(43,108)	-	(44,021)	-	(913)	(93,072)	-
	Operating expenses	(40,591)	-	(40,638)	-	(47)	(85,110)	-
	Operating income (loss)	(2,517)	-	(3,383)	-	(866)	(7,962)	-

Consolidated	Net sales to unaffiliated customers	120,492	-	114,863	-	(5,629)	235,012	-
	Intersegment sales	-	-	-	-	-	-	-
	Net sales	120,492	100.0	114,863	100.0	(5,629)	235,012	100.0
	Operating expenses	88,293	73.3	90,216	78.5	1,923	178,220	75.8
	Operating income	32,199	26.7	24,647	21.5	(7,552)	56,792	24.2

(Notes)	1.

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to corporate general administrative expense and segment by geographic area. Stock option expenses of (Y) 648 million, (Y) 289 million and (Y) 2,566 million for FY2006 interim, FY2007 interim and FY2006, respectively, are included in Corporate operating expenses.

Advantest Corporation (FY2007 interim)

(Note 4) Per Share Information

Basic and diluted net income per share were computed as follows:

	FY2006 interim	FY2007 interim	FY2006
Numerator:
Net income (million yen)	22,204	16,930	35,556

Denominator:
Basic weighted average shares	186,911,714	184,980,284	187,128,842
Dilutive effect of exercise of stock option	1,215,246	568,116	1,141,846

Diluted weighted average shares	188,126,960	185,548,400	188,270,688

As of September 30, 2006, September 30, 2007 and March 31, 2007, Advantest held 1,581,980 shares, 2,336,980 shares and 11,980 shares, respectively, of issued stock options that are excluded from the calculation of net income per share (diluted) because they do not currently have a dilutive effect.

Per share information for FY2006 interim is restated to reflect the effects of the two for one stock split of shares of its common stock conducted by Advantest on October 1, 2006.

(Note 5)	Subsequent Event

On October 26, 2007, the Board of Directors of the Company approved a plan to repurchase up to 5.5 million shares of the Company’s common stock at a cost up to (Y) 20,000 million for the period from October 29, 2007 to December 28, 2007.

(Omission of Disclosure)

For purposes of semi-annual release in Japan, notes for lease transactions, securities, derivative transactions, and stock options, among others, have not been disclosed because such disclosure in this interim consolidated financial results is not considered significant.

Advantest Corporation (FY2007 interim)

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

5.	Non-Consolidated Financial Statements

(1)	Interim Balance Sheets

			Summarized balance sheet of FY2006 (As of March 31, 2007)			FY2007 interim (As of September 30, 2007)			As compared to the previous fiscal year	FY2006 interim (As of September 30, 2006)
			Amount (in million yen)		Percentage (%)	Amount (in million yen)		Percentage (%)	Increase (decrease) (in million yen)	Amount (in million yen)		Percentage (%)
(Assets)

I	Current Assets

	1.	Cash and deposits	112,558			119,942			7,384	88,398

	2.	Trade notes receivables	4,505			1,576			(2,929)	844

	3.	Accounts receivable	56,313			52,343			(3,970)	67,352

	4.	Inventories	24,274			25,929			1,655	19,721

	5.	Other receivable	952			471			(481)	1,089

	6.	Deferred tax assets	9,017			9,731			714	8,331

	7.	Other	6,544			6,568			24	6,852

	8.	Allowance for doubtful accounts	(983)			(1,325)			(342)	–

		Total current assets		213,182	73.6		215,235	73.5	2,053		192,591	72.3

II	Noncurrent assets

(1)	Property, plant and equipment

	1.	Buildings	13,461			14,151			690	13,740

	2.	Land	17,622			17,623			–	17,915

	3.	Other	6,701			7,730			1,029	6,239

		Total property, plant and equipment		37,784	13.0		39,504	13.5	1,720		37,894	14.2

(2)	Intangible fixed assets			1,467	0.5		1,657	0.6	190		1,343	0.5

(3)	Investments and other assets

	1.	Investment in affiliated companies	16,480			16,560			80	16,470

	2.	Deferred tax assets	4,791			4,987			196	4,124

	3.	Other	15,991			14,887			(1,104)	13,781

		Total investment and other assets		37,263	12.9		36,434	12.4	(829)		34,376	13.0

		Total noncurrent assets		76,515	26.4		77,595	26.5	1,080		73,615	27.7

		Total assets		289,697	100.0		292,830	100.0	3,133		266,206	100.0

Advantest Corporation (FY2007 interim)

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

			Summarized balance sheet of FY2006 (As of March 31, 2007)			FY2007 interim (As of September 30, 2007)			As compared to the previous fiscal year	FY2006 interim (As of September 30, 2006)
			Amount (in million yen)		Percentage (%)	Amount (in million yen)		Percentage (%)	Increase (decrease) (in million yen)	Amount (in million yen)		Percentage (%)
(Liabilities)

I	Current liabilities

	1.	Trade accounts payable	26,407			20,857			(5,550)	21,049

	2.	Income tax payable	8,082			9,310			1,228	6,910

	3.	Allowance for product warranty	4,192			4,009			(183)	4,395

	4.	Bonus accrual for directors	203			95			(108)	104

	5.	Other	17,473			14,017			(3,456)	13,625

		Total current liabilities		56,358	19.5		48,288	16.5	(8,070)		46,085	17.3

II	Noncurrent liabilities

	1.	Long-term borrowings	–			–			–	5

	2.	Allowance for retirement benefits	6,255			5,858			(397)	6,359

	3.	Other	2,277			1,722			(555)	2,296

		Total noncurrent liabilities		8,533	2.9		7,580	2.6	(953)		8,661	3.3

		Total liabilities		64,891	22.4		55,868	19.1	(9,023)		54,746	20.6

(Net assets)

I	Stockholders’ equity

	1.	Common stock		32,362	11.2		32,363	11.1	–		32,362	12.2

	2.	Capital surplus

	(1)	Additional paid-in capital	32,973			32,973			–	32,973

		Total capital surplus		32,973	11.4		32,973	11.3	–		32,973	12.4

	3.	Retained earnings

	(1)	Legal reserve	3,083			3,083			–	3,083

	(2)	Other retained earnings

		Reserve for losses in foreign investments	27,062			27,062			–	27,062

		General reserve	146,880			146,880			–	146,880

		Retained earnings brought forward	31,347			62,632			31,285	22,197

		Total retained earnings		208,372	71.9		239,657	81.8	31,285		199,222	74.8

	4.	Treasury stock		(53,555)	(18.5)		(72,311)	(24.7)	(18,756)		(56,024)	(21.1)

		Total stockholders’ equity		220,152	76.0		232,682	79.5	12,529		208,534	78.3

II	Difference of appreciation and conversion

	1.	Net unrealized gains on securities	2,315			1,698			(617)	2,277

		Total difference of appreciation and conversion		2,315	0.8		1,698	0.5	(617)		2,277	0.9

III	Stock Acquisition Rights			2,337	0.8		2,582	0.9	245		648	0.2

		Total net assets		224,805	77.6		236,962	80.9	12,157		211,459	79.4

		Total liabilities and net assets		289,697	100.0		292,830	100.0	3,133		266,206	100.0

Advantest Corporation (FY2007 interim)

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

(2)	Interim Statements of Income

		FY2006 interim (April 1, 2006 through September 30, 2006)			FY2007 interim (April 1, 2007 through September 30, 2007)			As compared to the corresponding period of the previous fiscal year	Summarized statement of income of FY2006 (April 1, 2006 through March 31, 2007)
		Amount (in million yen)		Percentage (%)	Amount (in million yen)		Percentage (%)	Increase (decrease) (in million yen)	Amount (in million yen)		Percentage (%)
I	Net sales		99,562	100.0		93,074	100.0	(6,488)		197,753	100.0

II	Cost of sales		50,768	51.0		47,727	51.3	(3,041)		98,195	49.7

	Gross profit		48,793	49.0		45,347	48.7	(3,446)		99,558	50.3

III	Selling, general and administrative expenses		27,328	27.4		30,966	33.2	3,638		58,054	29.3

	Operating income		21,465	21.6		14,381	15.5	(7,084)		41,503	21.0

IV	Non-operating income		3,852	3.8		35,160	37.8	31,308		5,440	2.8

V	Non-operating expenses		1,024	1.0		1,923	2.1	899		3,306	1.7

	Ordinary income		24,293	24.4		47,618	51.2	23,325		43,638	22.1

	Income before income taxes		24,293	24.4		47,618	51.2	23,325		43,638	22.1

	Income taxes	6,774			10,610				14,769

	Income taxes - deferred	810	7,585	7.6	(491)	10,119	10.9	2,534	(567)	14,201	7.2

	Net income		16,707	16.8		37,499	40.3	20,792		29,436	14.9

Advantest Corporation (FY2007 interim)

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

(3) Interim Statements of Changes in Stockholders’ Equity

FY2006 interim (April 1, 2006 through September 30, 2006)

(In million yen)
	Shareholders’ equity								Difference of appreciation and conversion	Stock acquisition rights	Total net assets
	Common stock	Capital surplus	Retained earnings				Treasury stock	Total stockholders’ equity	Net unrealized gains on securities
		Additional paid-in capital	Legal reserve	Other retained earning
				Reserve for losses in foreign investments	General reserve	Retained earnings brought forward
Balance at March 31, 2006	32,362	32,973	3,083	27,062	121,880	35,204	(58,017)	194,548	2,677	–	197,226

Changes in the term

Transfer to voluntary reserve (Note)					25,000	(25,000)		–			–

Bonus of directors and corporate auditors (Note)						(203)		(203)			(203)

Dividends from surplus (Note)						(4,199)		(4,199)			(4,199)

Net income						16,707		16,707			16,707

Repurchase of treasury stock							(18)	(18)			(18)

Disposal of treasury stock						(312)	2,010	1,698			1,698

Net changes of items
other than stockholders’ equity									(400)	648	247

Total changes in the term	–	–	–	–	25,000	(13,007)	1,992	13,985	(400)	648	14,233

Balance at September 30, 2006	32,362	32,973	3,083	27,062	146,880	22,197	(56,024)	208,534	2,277	648	211,459

(Note)	These items were appropriated earnings items for the General Shareholders’ Meeting held in June, 2006.

FY2007 interim (April 1, 2007 through September 30, 2007)

(In million yen)
	Shareholders’ equity								Difference of appreciation and conversion	Stock acquisition rights	Total net assets
	Common stock	Capital surplus	Retained earnings				Treasury stock	Total stockholders’ equity	Net unrealized gains on securities
		Additional paid-in capital	Legal reserve	Other retained earning
				Reserve for losses in foreign investments	General reserve	Retained earnings brought forward
Balance at March 31, 2007	32,362	32,973	3,083	27,062	146,880	31,347	(53,555)	220,152	2,315	2,337	224,805

Changes in the term

Dividends from surplus						(6,099)		(6,099)			(6,099)

Net income						37,499		37,499			37,499

Repurchase of treasury stock							(19,121)	(19,121)			(19,121)

Disposal of treasury stock						(115)	365	250			250

Net changes of items
other than stockholders’ equity									(617)	245	(372)

Total changes in the term	–	–	–	–	–	31,285	(18,756)	12,529	(617)	245	12,157

Balance at September 30, 2007	32,363	32,973	3,083	27,062	146,880	62,632	(72,311)	232,682	1,698	2,582	236,962

Advantest Corporation (FY2007 interim)

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

FY2006 (April 1, 2006 through March 31, 2007)

(In million yen)
	Shareholders’ equity								Difference of appreciation and conversion	Stock acquisition rights	Total net assets
	Common stock	Capital surplus	Retained earnings				Treasury stock	Total stockholders’ equity	Net unrealized gains on securities
		Additional paid-in capital	Legal reserve	Other retained earning
				Reserve for losses in foreign investments	General reserve	Retained earnings brought forward
Balance at March 31, 2006	32,362	32,973	3,083	27,062	121,880	35,204	(58,017)	194,548	2,677	–	197,226

Changes in the term

Transfer to voluntary reserve (Note 1)					25,000	(25,000)		–			–

Bonus of directors and corporate auditors (Note 2)						(203)		(203)			(203)

Dividends from surplus (Note 3)						(7,473)		(7,473)			(7,473)

Net income						29,436		29,436			29,436

Repurchase of treasury stock							(67)	(67)			(67)

Disposal of treasury stock						(617)	4,529	3,912			3,912

Net changes of items
other than stockholders’ equity									(362)	2,337	1,975

Total changes in the term	–	–	–	–	25,000	(3,857)	4,461	25,604	(362)	2,337	27,579

Balance at March 31, 2007	32,362	32,973	3,083	27,062	146,880	31,347	(53,555)	220,152	2,315	2,337	224,805

    Note 1: Transfer to voluntary reserve was an appropriated earnings item for the General Shareholders' Meeting held in June, 2006.

    Note 2: Bonus of directors and corporate auditors was an appropriated earnings item for the General Shareholders' Meeting held in June, 2006.

    Note 3: 4,199 million yen out of Dividends from surplus was an appropriated earnings item for the General Shareholders' Meeting held in June, 2006.

Advantest Corporation (FY2007 interim)

Supplemental Information to the FY2007 Interim Earnings Digest

*All consolidated figures were prepared in accordance with U.S. GAAP.

1.	Consolidated Net Sales by Business and Geographic Segment	(Rounded to the nearest million yen)

By Business Segment	FY2006 interim	FY2007 interim	Percentage change (%)	FY2006
Semiconductor and Component Test System	85,974	85,264	(0.8)	167,815
for memory semiconductors	48,394	59,493	22.9	109,541
for non memory semiconductors	37,580	25,771	(31.4)	58,274
Mechatronics System	26,655	21,367	(19.8)	52,025
Services, Support and Others	9,660	10,158	5.2	18,312
Intercompany transactions elimination	(1,797)	(1,926)	—	(3,140)
Total net sales	120,492	114,863	(4.7)	235,012

By Geographic Segment	FY2006 interim	FY2007 interim	Percentage change (%)	FY2006
Japan	48,206	38,699	(19.7)	72,834
Americas	6,136	4,974	(18.9)	10,158
Europe	4,876	4,946	1.4	11,238
Korea	18,922	21,667	14.5	51,177
Taiwan	28,706	35,647	24.2	63,098
Asia and others	13,646	8,930	(34.6)	26,507
Total overseas	72,286	76,164	5.4	162,178
Overseas sales ratio (%)	60.0	66.3	—	69.0

2.	Consolidated Orders Input Received and Orders Backlog by Business Segment	(Rounded to the nearest million yen)

Orders Input Received	FY2006 interim	FY2007 interim	Percentage change (%)	FY2006
Semiconductor and Component Test System	82,048	69,046	(15.8)	175,126
Mechatronics System	25,462	18,067	(29.0)	54,861
Services, Support and Others	9,415	10,082	7.1	18,013
Intercompany transactions elimination	(1,707)	(2,004)	—	(5,131)
Total orders input received	115,218	95,191	(17.4)	242,869

Orders Backlog	FY2006 interim	FY2007 interim	Percentage change (%)	FY2006
Semiconductor and Component Test System	32,289	27,308	(15.4)	43,526
Mechatronics System	6,698	7,427	10.9	10,727
Services, Support and Others	794	663	(16.4)	739
Intercompany transactions elimination	(4)	(2,162)	—	(2,084)
Total orders backlog	39,777	33,236	(16.4)	52,908

(Note)

The amount of orders input received for any given period consists of the sum of the revenues for such period and the amount of orders backlog at the end of such period less the orders backlog at the end of the previous fiscal year. Orders input received are recorded upon receipt of a written customer order.

3.	Consolidated Capital Expenditure, Depreciation and Amortization and Research and Development Expenses	(Rounded to the nearest million yen)

	FY2006 interim	FY2007 interim	Percentage change (%)	FY2006
Capital expenditures	3,709	6,106	64.6	8,336
Depreciation and amortization	3,810	3,884	1.9	8,214
Research and Development Expenses	14,121	16,361	15.9	29,509
Sales ratio (%)	11.7	14.2	—	12.6

Advantest Corporation (FY2007 interim)

4.	Number of Employees (Advantest Corporation and Consolidated Subsidiaries)	(Persons)

	FY2006 interim	FY2007 interim	Percentage change (%)	FY2006
Non-Consolidated (Parent Company Only)	1,461	1,459	(0.1)	1,454
Domestic	1,378	1,431	3.8	1,378
Overseas	813	818	0.6	805
Consolidated Subsidiaries total	2,191	2,249	2.6	2,183
Consolidated full-time employee total	3,652	3,708	1.5	3,637

5.	Consolidated Results Indexes	(Rounded to the nearest million yen)

	FY2006 interim	FY2007 interim	Percentage change (%)	FY2006
Net income per share (basic) (in yen) (Note)	118.79	91.52	(23.0)	190.01
Net income per share (diluted) (in yen) (Note)	118.03	91.24	(22.7)	188.85
Net assets per share (in yen) (Note)	1,489.45	1,555.42	4.4	1,570.99
Dividends per share (in yen)	17.50	25.00	42.9	50.00
Net interest expense	1,376	2,164	57.3	3,010
Interest-bearing liabilities	35	16	(53.9)	25
D/E ratio	0.0	0.0	0.0	0.0
ROE (%)	—	—	—	12.9
ROA (%)	—	—	—	9.9
Payout ratio (%)	—	—	—	26.3

(Note)	Per share information for FY2006 interim is restated to reflect the effects of the two for one stock split of shares of its common stock conducted by Advantest on October 1, 2006.